Antex Biologics, Inc.
300 Professional Drive
Gaithersburg, MD 20879
(301) 590-0129
(301) 590-1251 (fax)

February 27, 2003

By EDGAR Transmission

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Jeffrey Reidler
Assistant Director

Re:	Registration Statement on Form SB-2 (File No. 333-100764)

Ladies & Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Antex Biologics Inc., a Delaware corporation (the “Company”), hereby applies for an order granting the immediate withdrawal of the Company’s Registration Statement on Form SB-2, File No. 333-100764 (the “Registration Statement”). The Registration Statement was originally filed on October 25, 2002.

     Roan/Meyers & Associates LLP (“Roan/Meyers”), the proposed managing underwriter for the offering proposed under the Registration Statement, notified the Company that it could not complete the offering within the timeframe the Company had anticipated. None of the Company’s securities have been sold under the Registration Statement, and the Company no longer intends to use the Registration Statement to offer any of its securities. As a result, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at Antex Biologics, Inc., 300 Professional Drive, Gaithersburg, MD 20879 and to D. Michael Lefever, Esq., Covington & Burling, 1201 Pennsylvania Avenue, NW, Washington, DC 20004.

Sincerely,

/s/   V.M. Esposito
V.M. Esposito
President and Chief Executive Officer

cc:	Song A. Pak
D. Michael Lefever
Robert Cohen